SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 2)1


                          TELSCAPE INTERNATIONAL, INC.
                               (Name of Issuer)


                            Common Stock, $.001 par value
                            (Title of Class of Securities)


                                  730905 10 6
                                 -----------
                                (CUSIP Number)



                         Swidler Berlin Shereff Friedman, LLP
                            3000 K Street, N.W., Suite 300
                                Washington, D.C. 20007
                 (Name, address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)


                                  December 1, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 4 Pages)

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   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














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                                  SCHEDULE 13D


CUSIP NO. 730905 10 6                                 Page 2 of 4 Pages


1.     Name of Reporting Person:     Eugene Scott Crist
       S.S. or I.R.S. Identification No. of Above Person:  ###-##-####

2.     Check the appropriate box if a member of a group         (a)[  ]
                                                                (b)[  ]
3.     SEC Use only

     4.     Source of Funds
          N/A

5.     Check Box if disclosure of legal proceedings is required pursuant to items
       2(d) or (e)            [  ]
          Not Applicable

6.    Citizenship or place of organization
          United States

                                7.     Sole Voting Power:
                                       1,300,000 shares of Common Stock, $.001
                                       par value
Number of Shares
Beneficially                    8.     Shared voting power:
Owned by                               Not Applicable
Each
Reporting                       9.     Sole dispositive power:
Person                                 1,300,000 shares of Common Stock, $.001
With:                                   par value

                                10.    Shared dispositive power:
                                       Not Applicable

11.     Aggregate amount beneficially owned by each reporting person:
         1,300,000 shares of Common Stock, $.001 par value

12.     Check box if the aggregate amount in row (11) excludes certain shares
                               [  ]
          Not Applicable

13.     Approximate percent of class represented by amount in row (11):
          13.0%

14.     Type of reporting person:       IN



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Item 1.     This statement relates to the Common Stock, $.001 par value (the
"Common Stock"), of Telscape International, Inc., a Texas corporation ("Telscape"), whose principal executive offices are located at:

     2700 Post Oak Blvd., Ste. 1000
     Houston, TX  77056

Item 2. The person filing this statement is Eugene Scott Crist. His business address is c/o Telscape International, Inc., 2700 Post Oak Blvd., Suite 1000, Houston, Texas 77056. Mr. Crist is the Chief Executive Officer of Telscape. During the last five years, Mr. Crist has not been convicted in a criminal proceeding nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mr. Crist is a citizen of the United States.

Item 3. A cashless exercise was done for 300,000 Series A Common Stock warrants and 49,000 Series B Common Stock warrants. This resulted in 255,621 common shares.

Item 4.     Cashless exercise of warrants, no funds required.

Item 5. (a) Mr. Crist beneficially owns 1,300,000 shares of Common Stock of Telscape or 13.0% of the approximate 10,000,000 shares outstanding, using the treasury method. The number of shares beneficially owned does not exclude any rights of Mr. Crist other than the shares of Common Stock issuable upon exercise of 22,219 options vesting over three years granted to Mr. Crist on April 30, 1998 as the rights represented thereby are subject to vesting not anticipated to occur within the next sixty (60) days.

     (b) Mr. Crist has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 1,300,000 shares of Common Stock of Telscape.

     (c) Other than as described herein, there were no transactions in the Common Stock of Telscape effected during the past sixty (60) days by Mr. Crist.

     (d) There is no other person known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities reported herein.

Item 6.     There are no material contracts, understandings, or relationships.

Item 7.     There are no Exhibits.








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                               SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 1, 1999                         /s/ E. Scott Crist
                                              ----------------------
                                                   E. Scott Crist